June 26, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Ms. Lisa Vanjoske, Assistant Chief Accountant
Mr. Frank Wyman, Staff Accountant

Re:	Fairfax Financial Holdings Limited (“Fairfax”)

Form 40-F for the Fiscal Year Ended December 31, 2011

Filed March 9, 2012 and Amended on March 20, 2012

File No. 001-31556

Dear Sirs/Mesdames:

We hereby acknowledge receipt of the comment letter dated June 13, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”). We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by Fairfax’s responses. The responses to each of the comments are set forth in numbered paragraphs that correspond to the numbers of the Staff comments. Page number references herein refer to the page numbers of the Fairfax 2011 Annual Report appearing as Exhibits 2 and 3 of the Form 40-F, unless otherwise noted. Terms used but not defined herein have the meanings set forth in the Form 40-F. Fairfax (sometimes referred to herein as “the company”) intends to include the revised disclosure as contemplated in this letter with respect to its reports on Form 40-F and Form 6-K, as applicable, beginning with the company’s Interim Report filed on Form 6-K for the period ending June 30, 2012 and its Annual Report filed on Form 40-F for the fiscal year ending December 31, 2012. References to “the consolidated financial statements” means the company’s consolidated financial statements for the year ended December 31, 2011 included as Exhibit 2 of the Form 40-F.

Notes to Consolidated Financial Statements

8. Insurance Contract Liabilities, page 57

1.	Your disclosure appears to indicate that the fair values and carrying values for your insurance and reinsurance contracts are calculated in a consistent manner, except for the discounting of projected cash flows and the incorporation of a margin for risk and uncertainty in your determination of fair value. The differences between these calculations, however, appear to be relatively small in relation to the potentially significant impact of discounting. Please quantify for us the separate impact of discounting and margin for risk and uncertainty and explain the factors that have caused these amounts to change for each period presented. Also, if a margin for risk and uncertainty is not included in your determination of carrying value, please explain your basis for omitting it. If this margin is reflected in the carrying value, please provide us proposed disclosure to be included in future filings that quantifies this amount and explains the factors you considered in changing this assumption for each period presented. Refer to paragraphs 37C and 37D of IFRS 4.

Response 1:

The tables below quantify separately the impact of discounting and the margin for risk and uncertainty in the determination of the fair value of the company’s insurance and reinsurance contracts at each reporting date shown. The margin for risk and uncertainty is calculated in accordance with guidance issued by the Canadian Institute of Actuaries in its technical publication titled “Margins for Adverse Deviations for Property and Casualty Insurance”.1 The margin for risk and uncertainty reflects the degree of uncertainty of the best estimate assumption of the insurance contract liability (i.e. the carrying value). The principal factors that the company considers when determining the margin for risk and uncertainty are: the volatility of the lines of business written; familiarity with the lines of business; quantity of reinsurance purchased; credit quality of reinsurers; and a risk margin for future changes in interest rates. On an annual basis, the company analyzes its cash flow projections and assesses the variables to be incorporated into the calculations of the fair value of the company’s insurance and reinsurance contracts. On a quarterly basis, the company monitors its assumptions for significant changes which would impact the disclosure of the fair value of insurance and reinsurance contracts made annually.

[1]	The publication can be accessed at http://www.actuaries.ca/members/publications/2009/209138e.pdf

In the tables below, the fair value of insurance and reinsurance contracts is determined from the carrying value by deducting the impact of discounting and then adding the margin for risk and uncertainty. The difference between the carrying value and fair value of the contracts appears to be relatively small at December 31, 2011 because the current interest rate environment results in the impact of discounting being similar in amount to the margin for risk and uncertainty. Changes in the interest rate environment in the future may cause divergence between these values.

Insurance Contracts	December 31, 2011	December 31, 2010	January 1, 2010
Carrying value	19,719.5	18,170.2	16,418.6
Less: impact of discounting	(2,353.0)	(2,686.1)	(2,277.8)
Add: margin for risk and uncertainty	2,535.5	2,255.5	1,733.1

Fair value	19,902.0	17,739.6	15,873.9

Ceded Reinsurance Contracts	December 31, 2011	December 31, 2010	January 1, 2010
Carrying value	3,884.9	3,509.7	3,308.3
Less: impact of discounting	(513.3)	(602.8)	(641.1)
Add: margin for risk and uncertainty	403.8	347.0	375.3

Fair value	3,775.4	3,253.9	3,042.5

The discount rate applied to the carrying value of insurance and reinsurance contracts is derived from the expected return on the company’s investment portfolio. At December 31, 2011, the expected investment return was somewhat lower than that at December 31, 2010 due to continuing challenging economic conditions, resulting in a lower discount rate and therefore higher discounted values (as a percentage of carrying values). For example, fixed income investments constitute a significant proportion of the company’s investment portfolio, and the yield on 10-year US treasuries decreased from 3.30% at December 31, 2010 to 1.89% at December 31, 20111, illustrating one factor which contributed to the lower expected investment return at the end of 2011. In comparison, the discount rate, and hence discounted values (as a percentage of carrying values) was relatively unchanged at December 31, 2010 compared to January 1, 2010 as the expected investment returns were similar at the two dates.

The margin for risk and uncertainty at December 31, 2011 had increased slightly compared to December 31, 2010 (as a percentage of carrying value), and similarly, had also increased slightly from January 1, 2010 to December 31, 2010, due to an upward trend in the margin for interest rate risk over the past two years.

The carrying value (or nominal value) of insurance and reinsurance contracts does not include an explicit margin for risk and uncertainty. The company’s accounting policies with respect to insurance and reinsurance contracts prior to the transition to IFRS on January 1, 2010, were in compliance with Canadian GAAP, which did not require or restrict the use of discounting or the addition of a margin for risk and uncertainty on property and casualty insurance contracts. The company’s accounting policy choice was to establish reserves on an undiscounted basis, except for workers’ compensation indemnity lifetime benefit claims. Except for certain specific matters, IFRS 4 permits companies to continue their pre-existing accounting policies for insurance contracts. On transition to IFRS, no changes were made to the company’s then existing accounting policies for insurance and reinsurance contracts (with the exception of the treatment of some specific structured settlements as described in note 30, item (5) to the company’s consolidated financial statements. Hence the carrying values of the company’s insurance and reinsurance contracts under IFRS continue to be recorded based upon management’s best estimate of the undiscounted ultimate expected claims payments for incurred losses, without an explicit margin for risk and uncertainty.

[1]	http://www.treasury.gov/resource-center/data-chart-center/interest-rates/pages/TextView.aspx?data=yieldYear&year=2010

20.	Contingencies and Commitments, page 74

2.	You do not appear to have provided all of the disclosure described in paragraphs 84-92 of IAS 37, such as a quantification of your litigation loss provisions and an estimate of the reasonably likely financial impact of related contingent liabilities. Please provide us proposed disclosure to be included in future filings or explain to us your basis for omitting this information.

Response 2:

Lawsuits – item (a)

This paragraph in the company’s consolidated financial statements provides a detailed description of the class action lawsuit filed on July 25, 2011 in which the company is named as a defendant. The last sentence of this paragraph also indicates that the company has not recorded a provision in its financial statements in regards to this lawsuit.

In accordance with IAS 37, the company had carefully considered the potential financial impacts of this lawsuit, and the expected timing of any resulting outflows of economic benefits. Given the very preliminary stage of this lawsuit the company had determined that (i) the criteria for recording a provision, as described in IAS 37 paragraph 14, had not been met, and (ii) it was not practicable to estimate the financial effects of the lawsuit.

Commencing in its interim financial statements for the quarter ending June 30, 2012, the company will enhance the last sentence of the paragraph to more clearly articulate its adherence to paragraph 91 of IAS 37 as follows (proposed changes in bold and underlined typeface):

… If their motion to dismiss the lawsuit is not successful, Fairfax, OdysseyRe and the named directors and officers intend to vigorously defend against the lawsuit (as they did in the prior lawsuit mentioned above). ~~and~~ The financial effects, if any, of this lawsuit cannot be practicably determined at this time and the company’s financial statements include no provision for loss in this matter. The company will update this assessment as information becomes available.

Lawsuits – item (b)

This paragraph in the company’s consolidated financial statements provides a detailed description of the lawsuit filed by the company on July 26, 2006 against a number of defendants alleged to have participated in a stock market manipulation scheme involving Fairfax shares.

Given that significant motion practice remains and that discovery is ongoing in this lawsuit, the company cannot practicably estimate the financial effects of this lawsuit or the counterclaim. Commencing in its interim financial statements for the quarter ending June 30, 2012, the company will enhance the last sentence of the paragraph to more clearly articulate its adherence to paragraph 91 of IAS 37 as follows (proposed changes in bold and underlined typeface):

…The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit and the counterclaim cannot be practicably determined at this time, and the company’s financial statements include no anticipated recovery from the lawsuit and no provision for loss on the counterclaim. The company will update this assessment as information becomes available.

Other

Fairfax head office legal counsel had evaluated any significant existing lawsuits affecting operating companies in the consolidated group up to the date of release of the consolidated financial statements and determined that the potential financial impact of such lawsuits were insignificant to the financial condition of the individual operating companies to which they related, and were cumulatively insignificant to Fairfax as a whole. Therefore the company did not provide detailed disclosures under IAS 37 with respect to these lawsuits as such disclosures were not material to an understanding of the financial statements.

Legal counsel at Fairfax head office is directly involved in any lawsuits concerning Fairfax. In addition, the company employs a rigorous process to ensure any significant lawsuits affecting operating companies in the consolidated group are brought to the attention of head office:

(i)	Lawsuits that arise at operating companies are first evaluated by legal counsel and senior management of the operating company or companies involved;

(ii)	To the extent that any such matters are considered significant to the financial condition of the operating company, operating company management will include details in its management report to Fairfax head office which is prepared quarterly;

(iii)	The CEO and CFO of each operating company provide quarterly certificates attesting to the accuracy of the financial reports provided to Fairfax head office. This certification also includes a representation with respect to the status of any outstanding litigation; and

(iv)	Operating company and Fairfax head office legal counsels maintain regular communication to keep abreast of legal and other matters that may impact the insurance industry and one or more of Fairfax’s operating companies.

Fairfax head office legal counsel is confident that the above process keeps it informed of any significant lawsuits in a timely manner and allows for proper oversight.

24.	Financial Risk Management, page 83

3.	Your reported catastrophe losses of $1 billion in 2011 appears to significantly exceed your limit on company-wide catastrophe loss exposure, which is one year’s normalized earnings before income taxes. Please provide us proposed disclosure to be included in future filings that describes and quantifies how your risk mitigation programs were designed to limit catastrophe loss exposures. Also, quantify this catastrophe loss limit. Refer to paragraphs 39 of IFRS 4 and 34 of IFRS 7.

Response 3:

The company’s catastrophe losses of $1 billion in 2011 were within the company’s established upper limit of $1.6 billion for catastrophe loss exposure. Consistent with the company’s philosophy of taking a long term view of its investments and operations, the company calculates normalized net earnings before income taxes based on its long term objective of achieving a 15% annual return on common shareholders’ equity as follows:

Common shareholders’ equity at December 31, 2010	7,697.9
Achieve an annual increase of 15% in common shareholders’ equity	x 15%

After-tax net earnings required to achieve target	1,154.7
Gross-up for tax at 2011 statutory tax rate of 28.3%	455.7

Company-wide limit for catastrophe losses in 2011 (pre-tax)	1,610.4

Actual catastrophe losses experienced in 2011	1,021.0

The company believes its long term objective of achieving a 15% annual return on common shareholders’ equity is a reasonable basis for calculating normalized net earnings given that it achieved compounded returns on common shareholders’ equity of 16.4% and 17.6% in the 15 and 20 year periods ended December 31, 2010, respectively.

As a secondary measure of whether the catastrophe limit determined above is reasonable from a shorter term perspective, the company also calculated a normalized net earnings figure based on its insurance and reinsurance operations and investment returns over a rolling 10 year period.

	Combined ratio	Investment return (%)
2001	120.1	7.1
2002	101.5	11.2
2003	97.6	11.3
2004	96.9	6.5
2005	107.7	6.5
2006	95.5	8.1
2007	94.9	14.4
2008	106.2	16.4
2009	99.8	12.2
2010	103.5	3.8

10 year average	102.4	9.8

The 10 year average combined ratio and investment return are applied to the 2010 net premiums earned and investment portfolio balance, respectively, to estimate a long term pre-tax normalized net earnings amount for 2011.

2010 Net Premiums Earned	4,580.6
Dec 31, 2010 Investment portfolio	21,976.2

2011 Normalized Earnings:
Expected investment return	2,153.7
Expected underwriting loss	(109.9)
Interest expense	(200.0)
Corporate overhead	(150.0)

1,693.8

•	Expected investment return is calculated as 9.8% of the December 31, 2010 investment portfolio balance.

•

Expected underwriting loss is calculated as 2.4% of the 2010 net premiums earned (as a 100% combined ratio would mean that net premiums earned exactly equaled losses on claims and underwriting expenses).

•	Interest expense and corporate overhead are based on internal forecasts for 2011.

As the 10-year normalized net earnings amount was comparable to normalized net earnings from achieving a 15% return on common shareholders’ equity, the 2011 upper limit for catastrophe exposure was set at $1.6 billion.

Please refer to Response 4 below for a discussion of the company’s disclosures as they pertain to the ability of the company’s risk mitigation programs to limit catastrophe loss exposures.

4.	You do not appear to have provided all of the disclosure described in paragraphs 38-39 of IFRS 4, such as how you assess the probability of occurrence and magnitude of potential catastrophic events in identifying insurance concentrations subject to catastrophe risk and in turn how you establish underwriting guidelines and reinsurance protection. Please provide us proposed disclosure to be included in future filings that describes these risk mitigation procedures or explain to us your basis for omitting this information.

Response 4:

The company will enhance its disclosure in its consolidated financial statements in Note 24 to address the Commission’s comments. The relevant paragraphs are reproduced below, with proposed enhancements shown in bold and underlined typeface. The enhancements will be reflected in the company’s consolidated financial statements for the year ending December 31, 2012.

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss (“PML”) ~~various~~ modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company’s proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company operates.

Each of the operating companies has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as an independent entity for any one risk and location. Those guidelines are regularly monitored and updated by the operating companies and also reviewed by the company’s head office. Each of the operating companies also manages catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerances. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. The independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is currently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders’ equity, adjusted to a pre-tax basis, to be representative of one year’s normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is less than once in every 250 years.

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company’s operating companies have established limits for underwriting authority and the requirement for specific approvals for transactions involving new products or for transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. In addition, the company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so, at both the operating company level for specific exposures and at the holding company level for aggregate exposures. The company will actively take steps to reduce the volume of insurance underwritten on particular types of risks when it desires to reduce its direct exposure or reinsurance is no longer cost effective.

* * * * * * * * * * * * * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 40-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 40-F; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 367-4941 or b_martin@fairfax.ca.

Yours very truly,

/s/ Bradley Martin

Bradley Martin

Vice President, Strategic Investments

cc:	V. Prem Watsa, Chairman and Chief Executive Officer,

Fairfax Financial Holdings Limited

Chris Couture, Partner

PricewaterhouseCoopers LLP